Filed by N2H2, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: N2H2, Inc.
Commission File No. 0-26825

The following are questions and answers that N2H2, Inc. has prepared and distributed to its employees regarding its proposed merger with Secure Computing Corporation pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2003, by and among Secure Computing, Nitro Acquisition Corp. and N2H2. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by N2H2 on July 29, 2003, and is incorporated by reference into this filing.

OPTIONS FAQ

Can I exercise my vested N2H2 options prior to deal close? And, what happens to my N2H2 stock on the effective date of the merger?

You may exercise your vested N2H2 options for N2H2 stock at any time prior to the close. However, if you exercise and are in possession of material non-public information about N2H2 or if N2H2 enters a trading blackout period you may not sell any shares of N2H2 stock you own or obtained through the exercise. If N2H2 enters a trading window blackout, you will be notified via email.

On the effective date of the merger, the N2H2 shares issued upon exercise of your options would then convert to Secure Computing stock at the .0841 exchange ratio. For example, if you have 1000 N2H2 vested options at a strike price of $0.20, you can exercise the options for $200 and own 1000 shares of N2H2 stock prior to close. At the effective time of the merger, your 1000 shares of N2H2 stock would convert to 84 shares of Secure stock (= 1000 x .0841). Fractional shares would be paid in cash.

If I do not exercise my vested N2H2 options now, what happens upon the effective date of the merger?

On the effective date of the merger, all outstanding options of N2H2 will be assumed by Secure Computing and convert to Secure options using the same exchange ratio of .0841. For example, if you have 1000 vested N2H2 options, you would receive 84 vested Secure options. (= 1000 x .0841).

If my N2H2 options are converted to Secure options, what happens to my strike price?

Upon conversion to Secure options, the strike price of your N2H2 options converts using the same .0841 exchange ratio. For example, if you have an N2H2 strike price of $0.20 cents, your new Secure options strike price will be $2.38 (= $0.20 / .0841). This equates to the same total exercise cost as if you were to exercise the N2H2 options prior to deal close.

What happens to my unvested shares upon the effective date of the merger?

As per the merger agreement, Secure will honor all outstanding options according to the respective plans under which they were granted.

I understand that some options have an acceleration provision upon change of control. What does this mean?

Upon the effective date of the merger, some option grants – dependent upon date of grant and plan from which they were granted from – have acceleration provisions whereby a portion of your unvested options vest immediately upon the change of control. For example, if an employee has an option grant with a 15-month acceleration provision, any portion of the option grant that would have become vested over the 15-month period after the effective date of the merger, becomes 100% vested upon the effective date of the merger. Please note that not all option grants have change of control provisions.

Can you give me an example of how acceleration works?

Assume that you received a grant of 2000 options on 4/1/03 with a 3-year quarterly vest schedule, option price of $0.13, and a 15-month acceleration provision upon change of control. Given the vesting schedule, your options vest at a rate of 166 shares per quarter (2000 / 12 quarters) so that if you assume a deal close of October 15th, you’ll have 333 shares vested. However, with the 15-month acceleration provision, another 5 quarters worth of vesting occurs upon change of control, therefore you will have a total of 1166 shares vested (166 shares per quarter x 5 additional quarters acceleration = 833 + 333 already vested).

If I become employed by Secure Computing and have vested options, do I have to exercise these options or can I hold them?

If you become an employee of Secure, and have vested options, you may exercise your options at any time or you may continue to hold these options in accordance with your current option grant – typically 10 years from the date of grant, so long as you are employed by Secure.

Can I retain my Secure Computing stock? Can I sell my Secure Computing stock?

You may retain or sell the shares of Secure Computing stock you will receive in the merger at any time, though if you are a Secure Computing employee you will be subject to Secure Computing’s insider trading and other policies.

How do I know how many N2H2 options I have?

All option data is recorded via the OptionsLink E*trade system found at www.optionslink.com. Please refer to the attached instructions on how to use your OptionsLink account. Additionally, you will find a personal option summary attached for your reference.

How do I exercise my N2H2 options?

The OptionsLink system is the only way in which you can exercise your N2H2 options. You may, however, exercise your options in three different ways.

1) Same Day Sale — A same-day sale allows you to exercise stock options and then immediately sell the resulting shares for cash. The exercise cost and any taxes withheld are deducted from the sale proceeds.

2) Sell to Cover – A sell-to cover allows you to exercise stock options and sell just enough of the shares to cover the exercise cost and any taxes due, with the remaining shares held.

3) Cash – A cash exercise allows you to exercise stock options and pay cash to cover the cost of the shares, along with any taxes due. The funds to cover this exercise must be available in your E*TRADE Securities brokerage account.

Please refer to the “Trading” tab and FAQ section of OptionsLink for more information. And, if you wish to model your transaction, please refer to the “Modeling” tab to plan the best strategy for exercising your options.

After the effective date of the merger, all option data and transactions may be conducted via the Secure Computing’s option vendor. Should this be the case, details will be provided to N2H2 employees at a later date.

If I am not offered a position with Secure, and my employment ends, how long do I have to purchase my vested options?

You will have either 30 or 90 days, dependent upon option type and date of grant, to exercise your vested options. Upon termination of employment, E*trade will send you a closing statement and notification indicating your last date to exercise. If you wish to exercise, you may go directly to www.optionslink.com.

After the effective date of the merger, all option data and transactions may be conducted via the Secure Computing’s option vendor. Should this be the case, details will be provided to N2H2 employees at a later date.

If you have any additional questions, please do not hesitate to ask the N2H2 or Secure Human Resources Departments.

Additional Information About the Acquisition and Where to Find It

On August 8, 2003, Secure Computing filed with the Securities and Exchange Commission a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus and other relevant materials. A definitive proxy statement/prospectus will be sent to shareholders of N2H2 seeking their approval of the proposed transaction. N2H2 shareholders are urged to read the preliminary proxy statement/prospectus, because it contains important information about Secure Computing, N2H2 and the merger. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus and other documents filed by Secure Computing with the Commission at the Commission’s web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained without charge by N2H2 shareholders by directing a request to: N2H2, Inc., 900 Fourth Avenue, Suite 3600, Seattle, WA 98164, Attn: Investor Relations.

Investors and security holders are urged to read the definitive proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

N2H2 and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of N2H2 in favor of the merger. Information about the executive officers and directors of N2H2 and their ownership of N2H2 common stock is set forth in the proxy statement for N2H2’s 2003 Annual Meeting of Shareholders, which was filed with the Commission on January 27, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of N2H2 and its executive officers and directors in the merger by reading the Registration Statement and the definitive proxy statement/prospectus regarding the acquisition when it becomes available.